May 30, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:                             ReShape Lifesciences Inc.

Registration Statement on Form S-3

File No. 333-225083

Filed May 21, 2018

Ladies and Gentlemen:

We hereby request that the effectiveness of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on June 1, 2018, or as soon thereafter as is practicable.

In connection with this request, ReShape Lifesciences acknowledges that:

1.              should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

2.              the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ReShape Lifesciences from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.              ReShape Lifesciences may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Scott P. Youngstrom
Scott P. Youngstrom
Chief Financial Officer